September 20, 2024

Nathan Givoni
Chief Executive Officer
Gelteq Limited
Level 4
100 Albert Road
South Melbourne VIC, 3025
Australia

       Re: Gelteq Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed September 12, 2024
           File No. 333-280804
Dear Nathan Givoni:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 24, 2024 letter.

Amendment No. 1 to Form F-1 filed September 12, 2024
General

1. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications.
       Please contact Eric Atallah at 202-551-3663 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Tamika Sheppard at 202-551-8346 or Laura Crotty at 202-551-7614 with any other questions.
 September 20, 2024
Page 2



                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences
cc:   Richard L. Anslow